UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934


CENTIV, INC
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
15233P 10 1
(CUSIP number)
Jim Corfman
The Minotaur Fund, L.P.
131 Olive Hill Lane
Woodside, CA 94062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Jim Corfman
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)	 / /
                                                              (b)  /x/
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  	PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)			              /  /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
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NUMBER OF            7 	SOLE VOTING POWER
SHARES                  100,000
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    1,989,000
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    100,000
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        1,989,000
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,000
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                              /  /
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13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.55%
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14	TYPE OF REPORTING PERSON*

	IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Minotaur Fund, L.P.
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /
                                                              (b)   /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	GF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                              /  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  1,889,000
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    1,989,000
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    1,889,000
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        1,989,000
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

      1,889,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	      /  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.44%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	GR



ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Centiv, Inc. ("Centiv"). The principal executive office of Centiv is located at 998 Forest Edge Drive, Vernon Hills, IL 60061.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas Bruce Akin (Thomas
Akin), and the Talkot Crossover Fund (the Fund).

     (a) The names of the persons filing this statement are Jim Corfman ("Jim Corfman"), Minotaur Fund, L.P. ("the Fund"),
         (collectively, the "Filers").

     (b) The address of the filers is 131 Olive Hill Lane, Woodside, CA 94062.

     (c) Jim Corfman is the Managing General Partner of the Minotaur Fund, L.P. which is located at 131 Olive Hill Lane, Woodside, CA 94062.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser         Source of Funds         Amount

Jim Corfman             PF                $   97,000
The Fund                GF                $1,091,890


ITEM 4. PURPOSE OF TRANSACTION.

The Filers acquired the Securities reported in this statement for investment purposes with the goal of capital appreciation.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    Aggregate number and percentage of securities beneficially owned:

Jim Corfman is the direct beneficial owner of 100,000 shares of Common Stock, representing approximately 0.55% of Centiv's Common Stock. Minotaur Fund, L.P. is the direct beneficial owner of 1,889,000 shares of Common Stock, representing approximately 10.44% of Centiv's Common Stock.
By virtue of the relationship between Mr. Corfman and the Fund described in Item 2, Mr. Corfman may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund. Ownership percentages of Common Stock is based upon the fully diluted common shares outstanding (18,096,785).

(b)	The beneficial ownership of the Stock of the persons named in Item 2 of
  	this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power         Dispositive Power
Name           Number     Percent   Sole      Shared     Sole        Shared

Jim Corfman      100,000   0.55%    100,000   1,989,000  100,000    1,989,000
The Fund       1,889,000  10.44%    -0-	    -0-        -0-        -0-


(c)	Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since February 1, 2003.

                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred B Stock   Share ($)

The Fund 	     P          03/31/03    160,000	 	      $5.00000


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Corfman is the Managing General Partner of the Fund. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 7, 2003



/s/ Jim Corfman
Jim Corfman



Minotaur FUND, L.P.




By:  /s/  Jim Corfman
Jim Corfman, Managing General Partner